Exhibit 99.5

        Quintek Technologies, Inc. Establishes Strategic Advisory Board

April 11, 2003 3:32:00 PM ET

CAMARILLO, Calif.--(BUSINESS WIRE)--April 10, 2003--Quintek Technologies, Inc. QTEK announced it has established a Strategic Advisory Board to assist the company in achieving its goals and becoming a dominant player in the multi-billion dollar content and document services industry.

The Strategic Advisory Board is comprised of individuals who bring specific knowledge and expertise to Quintek. In addition to those announced today, Quintek is considering a broad range of individuals who are active in the Company's industry, influential members of the business community and professionals that possess specific knowledge and resources that can be of benefit to the Company.

Quintek plans to invite certain individuals from the Strategic Advisory Board to become members of the Board of Directors when the time is appropriate. The Company is looking to the future and preparing for a strong period of growth and meeting the requirements for BBX listing.

Initial members include:

Bob Zagami -- Northeast Regional Sales Vice President for ImageMax, Inc. IMAG. ImageMax is a single-source provider of document management solutions. Mr. Zagami has been active in AIIM (The Association for Information and Image
Management International) for over 25 years, serving at both the local and national level. He is an international author and lecturer on document management systems. He has written articles for several industry publications, including: Document Management Magazine, Administrative Management Magazine, Inform, and eDoc. Mr. Zagami is a frequent speaker at various associations, including ARMA and AIIM.

John Tibbits -- Chairman and CEO of INLINE Corporation. John has fourteen years' experience in the mass storage industry and nine years as an entrepreneur and high-tech CEO. John founded INLINE Corporation in 1994. INLINE Corporation provides leading-edge storage solutions to the corporate and government markets. In 1999 and 2000, INLINE was recognized in the Inc 500 and the Deloitte & Touche Technology Fast 500 for being one of the fastest-growing companies in the United States with 660% profitable growth over a five-year period between 1995 and 2000.

Zubair Kazi -- Owner of Kazi Food Corporation and KMVI, Inc. Mr. Kazi is a highly successful entrepreneur possessing substantial knowledge and resources. Kazi Foods Corporation is the second largest private operator of KFC Restaurants in the United States with over 180 restaurants. KMVI is a management consulting company based in St. Thomas, USVI. His investment and business experience span a wide variety of industries operating nationally and internationally.

Paul E. Himes -- President and CEO of Himes Associates, Ltd. Mr. Himes is President and Chief Executive Officer of Himes Associates, Ltd., a professional development management, project management and relocation management firm with regional offices in Fort Lauderdale, Fla.; Chicago, Ill.; and affiliate offices in New York, Los Angeles, and London. Mr. Himes is also the CEO of Himes Technology Consulting, a firm specializing in consulting and implementing distributed work processes and wireless technology. Mr. Himes has been instrumental in several start-up and early stage firms.

Gary Blum, Esq. -- Attorney at Law. Mr. Blum has an extensive 23-year background in corporate and securities law and, most important, is well-versed in advising small OTCBB companies, some of which he has served as a director as well as counsel. He was a professor of Philosophy for nine years at the University of Nebraska-Omaha. He received J.D. and M.B.A. degrees from the University of Southern California. Mr. Blum is currently counsel to the Company.

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The Chairman  and CEO of Quintek,  Robert  Steele  commented,  "Surrounding  our management team with a knowledge base of successful entrepreneurs, business people and technical know-how is a proven key to success. As we continue to move Quintek forward we plan to attract many other individuals and corporations that we feel will all benefit from their involvement with our Company."


About Quintek


Quintek is the only manufacturer of a desktop microfilm printer. The company currently sells hardware, software and services for printing large format drawings such as blueprints and CAD files (Computer Aided Design) directly to microfilm. Quintek does business in the content and document management services market, forecast by IDC Research grow to $24 billion by 2006 at a combined annual growth rate of 44%. Quintek targets the aerospace, defense and AEC (Architecture, Engineering and Construction) industries.

Quintek's printers are patented, modern, chemical-free, desktop-sized units with an average sale price of $50,000. Competitive products for direct output of computer files to microfilm are more expensive, large, specialized devices that require constant replenishment and disposal of hazardous chemicals.

"Safe-Harbor" Statement Under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding potential sales, the success of the company's business, as well as statements that include the word "believe" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Quintek to differ materially from those implied or expressed by such forward-looking statements. Such factors include, among others, the risk factors included in Quintek's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002, and any subsequent reports filed with the SEC under the Exchange Act. This press release speaks as of the date first set forth above and Quintek assumes no responsibility to update the information included herein for events occurring after the date hereof. Actual results could differ materially from those anticipated due to factors such as the lack of capital, timely development of products, inability to deliver products when ordered, inability of potential customers to pay for ordered products, and political and economic risks inherent in international trade.


Contact Information:
Quintek
Andrew Haag, 805/383-3914 ext. 14
www.Quintek.com
or
Investor Relations:
TwoTrades, 888/577-6898

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